Mezabay International Inc.
(formerly, Cardtrend International Inc.)
800 5th Avenue
Suite 4100
Seattle WA 98104

October 05, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Mezabay International, Inc. (File No. 0-30013)
(formerly, Cardtrend International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2008

Dear Ms. Thompson,

This letter is in response to your letter to Mr. Thomas CL Wong, our previous Principal Financial Officer, dated May 12, 2009 and our responses dated July 27, 2009, July 31, 2009, and September 3, 2009. Attached please find our follow-up response to comment #6.  Please note that the format of the response first sets out the comments from the May 12, 2009 letter and then provides the Company’s response.

We look forward to working with you in answering any further questions or comments that you may have with respect to our response.  Should you have any questions or further comments regarding our response, please contact the undersigned (as Mr. Wong has resigned from the Company on September 23, 2009) at +603 79608380 (telephone number) or + 603 79608381 (fax number).  If you wish to correspond by mail, our mailing address in the United States is 800 5th Avenue, Suite 4100, Seattle, WA   98104.

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

HAU TSIN SHOON
Hau Tsin Shoon
Chief Executive Officer

Attachment

Response To Comment # 6 of SEC Letter Dated May 12, 2009

Form 10-K for the fiscal year ended December 31, 2009
Note 14  Convertible Note Payable, page F-23

6.  We have reviewed your response to comment 8 in our letter dated December 29, 2008 and have the following comments:

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As previously requested, please provide us with a detailed explanation of your accounting treatment for the conversion features of your convertible notes.  Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment.  If you believe that the conversion features are not embedded derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.  Please specifically tell us how you analyzed, under SFAS 133 and EITF 00-19, those notes with no limit on the number of shares that could be issued upon conversion.  Clarify if those notes preclude you from concluding that you have sufficient authorized and unissued shares to settle other contracts with the scope of EITF 00-19, thus requiring those contracts to also be classified as liabilities.  Please also clarify whether or not the embedded conversion option of the notes without share conversion limits provides the holder with a fixed return regardless of changes in your stock price.

Company response:  The Company supplementally advises the Staff of the following:

The conversion features embedded in the convertible promissory notes (host contracts) were not bifurcated and accounted for separately from the notes. Instead, the convertible notes were accounted for as convertible instruments with beneficial conversion features on the date of issue, and the accounting guidance under EITF 00-27 was followed.  Thus, an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion option. The intrinsic value of the conversion option was recognized as a reduction to the carrying amount of the convertible debt (a discount) and a corresponding increase to additional paid-in capital.

Upon further analysis of the convertible debt instruments, the Company has determined that the accounting for the beneficial conversion feature was not appropriate.  Rather, the Company should have considered whether the conversion features should be bifurcated from the convertible debt instruments (the host contracts) and accounted for as derivatives requiring fair value treatment in accordance with SFAS 133.

In this consideration, the Company should have determined first whether the conversion feature would qualify as an equity instrument under EITF 00-19, paragraphs 12 - 32.  If the conversion feature qualified as an equity instrument, then the scope exception under paragraph 11a of SFAS 133 would apply, and therefore the conversion feature would not qualify for derivative treatment.

The Company evaluated whether the convertible debt instruments qualified as “conventional” or “traditional” convertible debt, in which case the conversion feature was not required to be evaluated under paragraphs 12 – 32 of EITF 00-19.  The Company concluded that the debt instruments did not meet the definition of traditional convertible debt, as many of the notes had initial conversion prices that were “in the money” at the date of issue.  Also, the notes were convertible into units representing common stock shares and warrants, rather than into common stock shares.

The Company then considered whether the conversion feature in each convertible debt instrument qualified as an equity instrument under paragraphs 12 - 32 of EITF 00-19. All of the criteria in these paragraphs must be met for the conversion feature to be considered an equity instrument, and thus meet the scope exception in SFAS 133.

In this determination, the Company had to consider that the conversion features in the various debt instruments differed in terms. The Company segregated the debt instruments into two groups, which have the following conversion features:

•	Variable conversion price, in most cases based on 5 days average market closing bid price prior to conversion; and

•	Fixed conversion price (fixed number of shares and warrants convertible into a fixed amount of shares) and proceeds payable in shares and not cash.

One of the criteria in paragraphs 12 – 32 of EITF 00-19 that must be met is the following:  “The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.”

The notes with variable conversion prices provided that the number of units issuable upon conversion was variable with no cap on the number of units that will be issued upon conversion.  This caused the conversion feature to not be considered “conventional” and would not permit the Company to assert that it will have sufficient authorized and unissued shares with which to settle the conversion feature.  Therefore, the conversion feature in those notes with variable conversion prices would not meet the conditions for equity classification and would be accounted for as a derivative liability.

The notes with fixed price conversion features, if considered alone, would meet all of the criteria under paragraphs 12 – 32 of EITF 00-19.  However, the notes with variable conversion features would preclude the Company from asserting that there will be sufficient authorized and unissued shares with which to settle the conversion feature of the fixed price conversion notes.  Therefore, the fixed price conversion features in these notes would also not meet the conditions for equity classification and would also be accounted for as derivative liabilities.

The Company considered the criteria listed in paragraph 12 of SFAS 133 in determining whether the embedded derivative instrument should be separated from the host contract and accounted for as a derivative instrument pursuant to SFAS 133.  The Company determined that the economic characteristics and risks of the conversion feature, which is based on the Company’s stock price, was not clearly and closely related to the interest-bearing debt instrument in which it was embedded.  Therefore, the Company concluded that the conversion feature in all of the notes will be bifurcated from the host note instruments and recorded separately as derivative liabilities in accordance with SFAS 133.

The Company will revise the accounting of the convertible notes by reversing the original entries for the beneficial conversion feature, and to record the fair value of the derivative liability as of the date of issue. The resultant decrease in the carrying amount of the debt instrument (a discount) will be amortized and charged to operations as interest expense over the term of the conversion feature.

The valuation of the derivative liability at the date of issue will be prepared using generally accepted valuation techniques, and will consider that the notes are convertible into units consisting of both common stock shares and warrants.  The Company will also determine the fair value of the derivative liabilities as of the end of each reporting period, and record the period changes as gains or losses in the results of operations for each period.

The Company considers these accounting changes to be material.  Therefore, the Company intends to restate its financial statements for the years ended December 31, 2008 and 2007 (the years in which the convertible notes were issued), and will prepare and file an amended 2008 Form 10-K.  The Company will also restate the financial statements for the quarters ended March 31, 2009 and June 30, 2009, and will file amended Forms 10-Q for these periods.  Finally, the Company will file the necessary information statement to notify the public of the accounting changes and non-reliance on the previously issued financial statements.

The Company also considered whether the embedded conversion option of the notes without share conversion limits provided the holder with a fixed return regardless of changes in the Company’s stock price.  The Company determined that the embedded conversion option of the notes without share conversion limits does not “reset” as the underlying units price (stocks and warrants)  increases or decreases, thereby providing a variable return depending on changes in the Company’s stock price. Since the embedded conversion option does not provide the holders a fixed return, the Company concluded that the provisions of SFAS 150 are not applicable to the subject notes.

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Please explain why you record a discount for warrants considering the warrants are not detachable from the debt instrument but are only issued upon conversion of the notes.  Since EITF 00-27 primarily discusses securities convertible into common shares, and not units consisting of common shares and warrants, explain in detail how you applied EITF 00-27 and EITF 98-5 in ensuring your accounting, including your calculation of the effective conversion price, complies with GAAP.  Also clarify the difference between the $0.065 and $0.050 stock fair value amounts included in Exhibit 2 and explain how you determined the fair value of the convertible note should equal the face amount of the note as opposed to an amount derived from a generally accepted valuation method.

Company response: The Company supplementally advises the Staff of the following:

Upon further analysis of the convertible note instruments, the Company determined that the accounting for the intrinsic value of the warrants prior to being issued upon conversion of the notes was not appropriate.  Therefore, the Company will reverse the accounting for the beneficial conversion features in previous filings and will restate its previously issued financial statements for 2008 and 2007 to account for the conversion features as derivative liabilities as described in our response above.

The stock price or fair value at the issuance date, November 20, 2007, included in Exhibit 2 of our previous letter dated February 26, 2009 is $0.05. The $0.065 number included in the analysis relates to the conversion price of the note. The accounting treatment of the convertible notes, and fair value of the embedded derivatives therein, will be revised as described in our previous responses.

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As previously requested, tell us how you account for the warrants issued upon conversion of the convertible debt.  In doing so, tell us whether you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment.  If you believe that the warrants are not freestanding derivatives under paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Company response:  The Company supplementally advises the Staff of the following:

The Company did not account for the issuance of the warrants upon conversion of the convertible debt.  Rather, the intrinsic value of the warrants was recorded at the date of issuance of the convertible notes in accordance with EITF 00-27, as the warrants contained a beneficial conversion feature at that date.

Upon further analysis of the convertible note instruments, the Company determined that the accounting for the intrinsic value of the warrants prior to being issued upon conversion of the notes was not appropriate.  The accounting for the warrants prior to issuance will be reversed as described in our previous responses.

Upon conversion of the notes in 2008, the warrants issued were evaluated as to whether they are derivative instruments as described in paragraph 6 of SFAS 133.  The Company considered paragraphs 12 - 32 of EITF 00-19 in determining whether the warrants were equity or debt instruments.  The warrants failed the criteria in these paragraphs for the same reason as outlined in our previous responses, that is, the notes with variable conversion features would preclude the Company from asserting that there will be sufficient authorized and unissued shares with which to settle the potential exercise of the warrants.  Therefore, as long as there are outstanding variable conversion feature notes, the warrants issued upon conversion of the notes will be classified as debt instruments, and thus will not meet the scope exception of paragraph 11a of SFAS 133.

The Company will therefore consider warrants issued upon conversion of the notes (while variable conversion feature notes are outstanding) as free standing derivatives.  The derivatives will be accounted for at their fair value (using generally accepted valuation techniques) on the date of issuance, and any gain or loss derived from the change in fair value will be recognized in the results of operations for the respective reporting period.

The Company will include the accounting changes for warrants issued in 2008 and 2009 in its restatements of previously issued financial statements as described in our previous responses.